Filed Pursuant to Rule 424(b)(3)
Registration No. 333-101377

PROSPECTUS
3,415,333 Shares
PAN PACIFIC RETAIL PROPERTIES, INC.
COMMON STOCK

This prospectus covers the sale of Pan Pacific common stock by the selling stockholders identified in this prospectus. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

Pan Pacific common stock is listed on the New York Stock Exchange under the symbol “PNP.” On January 16, 2003 the last reported sales price of Pan Pacific common stock on the NYSE was $35.33 per share.

See “Risk Factors” beginning on page for certain factors relevant to an investment in Pan Pacific common stock.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 17, 2003

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are “incorporating by reference” into this prospectus certain information filed by us with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except to the extent modified or superseded, as described below. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. Those documents contain important information about us and our finances.

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2001 as amended by Amendment No. 1 on Form 10-K/A filed on November 21, 2002.

•	Our current report on Form 8-K dated June 20, 2002.

•	Our current report on Form 8-K dated November 5, 2002.

•	Our current report on Form 8-K dated December 12, 2002.

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002.

•	Our definitive proxy statement on Schedule 14A relating to the 2002 annual meeting of Pan Pacific stockholders held on May 3, 2002.

•
The description of Pan Pacific common stock contained in our registration statement on Form 8-A (No. 001-13243), including any subsequently filed amendments and reports filed for the purpose of updating such description.

All documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this registration statement and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part of it from the respective dates of filing those documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Copies of all documents which are incorporated herein by reference (not including the exhibits to these documents, unless the exhibits are specifically incorporated by reference in these documents) will be provided without charge to each person, including any beneficial owner, to whom this prospectus and the applicable prospectus supplement are delivered upon written or oral request. Requests should be directed to the Chief Financial Officer, Pan Pacific Retail Properties, Inc., 1631-B South Melrose Drive, Vista, California 92083, telephone number (760) 727-1002.

WHERE YOU CAN FIND MORE INFORMATION

We have filed and will file reports and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following SEC public reference room:

Public Reference Room
450 Fifth Street, N.W.
Room 124
Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the public reference room.

The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, including Pan Pacific Retail Properties, Inc., who file electronically with the SEC. The address of that site is www.sec.gov.

You can also inspect reports and other information about us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

FORWARD LOOKING INFORMATION

All statements included or incorporated by reference in this prospectus, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward looking statements. Such statements are typically characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions. These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate. These forward looking statements are subject to a number of risks and uncertainties, including those risks described in this prospectus under “Risk Factors,” as well as other factors that our management has not yet identified. Any such forward looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward looking statements. We disclaim any duty to update any forward looking statements.

You should understand that the following important factors, in addition to those discussed elsewhere in this document and in the documents which are incorporated by reference, could affect the future results of Pan Pacific, and could cause actual results or other outcomes to differ materially from those expressed in our forward-looking statements:

•	legislative, regulatory, or other changes in the real estate industry which increase the costs of, or otherwise affect the operations of Pan Pacific;

•	competition for tenants with respect to new leases and the renewal or rollover of existing leases;

•	the ability of Pan Pacific’s tenants to operate their businesses in a manner sufficient to maintain or increase revenue and to generate sufficient income to make rent payments;

•	changes in national or regional economic conditions, including changes in interest rates and the availability and cost of capital to Pan Pacific;

•	the availability of financing for Pan Pacific’s future acquisitions;

•
risks associated with shopping centers, such as lower than expected occupancy levels, a downturn in market lease rates for retail shopping center space or higher than expected costs associated with the maintenance and operation of such facilities; and

•	potential liability under, and change in, environmental, zoning, tax and other laws.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document or the date of any document incorporated by reference.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to the forward-looking statements in this prospectus to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “Pan Pacific,” “we,” “our,” and “us” refer to Pan Pacific Retail Properties, Inc. and its consolidated subsidiaries.

Pan Pacific Retail Properties, Inc.

We are a self-administered and self-managed equity real estate investment trust that owns and operates community and neighborhood shopping centers, predominately grocery-anchored, located in the western United States. Our objective is to provide stockholders with long-term, stable cash flow by maintaining a diverse portfolio and tenant base, and achieving consistent growth through its acquisition, property management and leasing programs. We completed our initial public offering in August 1997 and our shares are traded on the New York Stock Exchange under the symbol “PNP.” As of September 30, 2002, our portfolio totaled 108 properties, encompassing approximately 16.0 million square feet, and was 97.1% leased to 2,539 retailers. Our portfolio is diversified across five Western U.S. markets: Northern California, Southern California, Oregon, Washington and Nevada.

On November 5, 2002 we entered into an agreement and plan of merger with a wholly-owned subsidiary of ours and Center Trust, Inc. Pursuant to the merger agreement, on January 17, 2003 our wholly-owned subsidiary merged with and into Center Trust and Center Trust will continue as the surviving corporation. In connection with the merger, holders of outstanding shares of Center Trust common stock will receive, in exchange for each share of Center Trust common stock held by them, 0.218 of a share of Pan Pacific common stock.

Our executive offices are located at 1631-B South Melrose Drive, Vista, California and our telephone number is (760) 727-1002.

RISK FACTORS

In addition to the other information contained or incorporated by reference in this prospectus, prospective investors should carefully consider the following factors before investing in the securities offered hereby.

The future sale of these shares may have an adverse effect on our stock price.

We cannot predict the effect that future sales of these shares of Pan Pacific common stock will have on the market price of Pan Pacific common stock. We have agreed to register the shares offered by this prospectus under contractual obligations. The market price of Pan Pacific common stock could decline as a result of sales of these shares in the market or the perception that these sales could occur. This could also make it more difficult for us to raise funds through future offerings of Pan Pacific common stock.

The combined company may not realize the expected benefits from the merger, such as cost savings, operating efficiencies and other synergies.

Pan Pacific and Center Trust entered into a merger agreement with the expectation that the merger would result in a number of benefits to the combined company, including cost savings, operating efficiencies and other synergies. Achieving these benefits will depend in large part on our ability to efficiently integrate the properties of Center Trust into Pan Pacific’s portfolio. Unforeseen difficulties in integrating these portfolios may cause the disruption of, or a loss of momentum in, the activities of the combined company’s business which could affect its ability to achieve expected cost savings, operating efficiencies and other synergies which could materially harm the combined company’s financial performance.

The completion of the merger poses risks for the ongoing operations of Pan Pacific, including:

•	following the merger, the combined company may not achieve expected cost savings and operating efficiencies, such as the elimination of redundant administrative costs and property management costs;

•	the diversion of management attention to the integration of the operations of Center Trust could have an adverse effect on the revenues, expenses and operating results of Pan Pacific;

•
the Center Trust portfolio may not perform as well as Pan Pacific anticipates due to various factors, including changes in macro-economic conditions and the demand for retail space in Southern California and other West Coast markets in which Center Trust has a significant presence; and

•	Pan Pacific may not effectively integrate Center Trust’s operations.

If Pan Pacific fails to integrate Center Trust successfully and/or to realize the intended benefits of the merger, the market price of Pan Pacific common stock could decline from its market price at the time of completion of the merger.

Real property investments are subject to varying degrees of risk that may adversely affect our business and our operating results after the merger.

Our revenue and the value of its properties may be adversely affected by a number of factors, including:

•	the national economic climate;

•	the local economic climate;

•	local real estate conditions;

•	changes in retail expenditures by consumers;

•	the perceptions of prospective tenants of the attractiveness of the properties;

•	the combined company’s ability to manage and maintain its properties and secure adequate insurance; and

•	increases in operating costs (including real estate taxes and utilities).

In addition, real estate values and income from properties are also affected by factors such as applicable laws, including tax laws, interest rate levels and the availability of financing. If our properties do not generate revenue sufficient to meet operating expenses, including debt service, tenant improvements, leasing commissions and other capital expenditures, we may have to borrow additional amounts to cover our expenses. This would harm our cash flow and ability to make distributions to our stockholders.

If we fail to qualify as a real estate investment trust under the Internal Revenue Code, that failure could result in a significant tax liability for us and could reduce the value of our common stock.

We believe that we have been organized and have operated in a manner that enables us to qualify as a real estate investment trust under the Internal Revenue Code, and we intend to continue to operate so as to qualify as a real estate investment trust under the Internal Revenue Code. However, it is possible that we have been organized or have operated or will in the future be organized or operated, in a manner which does not allow us to qualify as a real estate investment trust. Qualification as a real estate investment trust requires that we satisfy numerous requirements (some on an annual and others on a quarterly basis) established under highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations and involves the determination of various factual matters and circumstances not entirely within our control. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect, possibly retroactively our ability to qualify as a real estate investment trust for tax purposes or the tax consequences of this qualification.

If we fail to qualify as a real estate investment trust in any taxable year, among other things:

•	we will not be allowed a deduction for distributions to our stockholders in computing our taxable income;

•	we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates;

•	we will be subject to increased state and local taxes;

•
we will be disqualified from treatment as a real estate investment trust for the four taxable years following the year during which we lost our qualification (unless we are entitled to relief under certain statutory provisions);

•	all distributions to our stockholders would be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits; and

•	we would not be required to make distributions to our stockholders.

As a result of these factors, our failure to qualify as a real estate investment trust also could impair our ability to expand our business and raise capital, could substantially reduce the funds available for distribution to our stockholders and could reduce the trading price of our common stock following the merger.

If Center Trust failed to qualify as a real estate investment trust prior to the merger, we would be required to pay any resulting tax, and that tax could be material.

USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part under our contractual obligations to the selling stockholders. We will not receive any of the proceeds from the sale of these shares by the selling stockholders.

DESCRIPTION OF OUR STOCK

The following description of the terms of our capital stock is only a summary. For a complete description, you are referred to the Maryland General Corporation Law and Pan Pacific’s charter and bylaws. We have filed our charter and bylaws with the SEC as exhibits to our previous registration statements. See “Where You Can Find More Information.”

General

Pan Pacific’s charter provides that it may issue up to 100,000,000 shares of common stock, $.01 par value per share, and up to 30,000,000 shares of preferred stock, $.01 par value per share. As of September 30, 2002, 33,583,520 shares of common stock, and no shares of preferred stock were issued and outstanding. Under the Maryland General Corporation Law, Pan Pacific’s stockholders generally are not liable for its debts or obligations.

Common Stock

All issued and outstanding shares of Pan Pacific common stock are duly authorized, fully paid and nonassessable. Holders of Pan Pacific common stock are entitled to receive dividends when authorized by Pan Pacific’s board of directors out of assets legally available for the payment of dividends. They are also entitled to share ratably in Pan Pacific’s assets legally available for distribution to its stockholders in the event of the liquidation, dissolution or winding up of Pan Pacific, after payment of or adequate provision for all of Pan Pacific’s known debts and liabilities. These rights are subject to the preferential rights of any other class or series of Pan Pacific stock and to the provisions of Pan Pacific’s charter regarding restrictions on transfer of Pan Pacific’s stock.

Subject to Pan Pacific charter restrictions on transfer of its stock, each outstanding share of Pan Pacific common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided by the terms of any other class or series of stock of Pan Pacific, the holders of Pan Pacific common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the voting power of Pan Pacific stock can elect all of the directors then standing for election, and the holders of the remaining shares may not be able to elect any directors.

Holders of Pan Pacific common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of Pan Pacific’s securities. Subject to Pan Pacific charter restrictions on transfer of stock, all shares of Pan Pacific common stock have equal dividend, liquidation and other rights.

Under the Maryland General Corporation Law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Pan Pacific’s charter provides that these matters may be approved by the affirmative vote of stockholders holding a majority of all the votes entitled to be cast on the matter.

Power to Reclassify Unissued Shares of Pan Pacific Stock

Pan Pacific’s charter authorizes its board of directors to classify and reclassify any unissued shares of Pan Pacific common stock and preferred stock into other classes or series of stock. Prior to the issuance of shares of each class or series, the Pan Pacific board is required by Maryland law and by Pan Pacific’s charter to set, subject to charter restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Pan Pacific board could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of Pan Pacific common stock or otherwise be in their best interest. No shares of Pan Pacific’s preferred stock are presently outstanding and Pan Pacific has no present plans to issue any preferred stock.

Power to Issue Additional Shares of Common Stock and Preferred Stock

Pan Pacific believes that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue the classified or reclassified shares provides it with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which Pan Pacific securities may be listed or traded. Although Pan Pacific has no present intention of doing so, it could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control of Pan Pacific that might involve a premium price for holders of its common stock or otherwise be in their best interest.

Restrictions on Ownership and Transfer

For Pan Pacific to qualify as a real estate investment trust under the Internal Revenue Code, subject to specified exceptions, no more than 50% in value of its outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include specified entities) during the last half of a taxable year (other than the first year in which an election to be treated as a real estate investment trust has been made). In addition, if Pan Pacific, or an owner of 10% or more of Pan Pacific, actually or constructively owns 10% or more of a tenant of Pan Pacific (or a tenant of any partnership in which Pan Pacific is a partner), the rent received by Pan Pacific (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the real estate investment gross income tests of the Internal Revenue Code. A real estate investment trust’s stock must also be beneficially owned by 100 or more people during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a real estate investment trust has been made).

Pan Pacific’s charter contains restrictions on the ownership and transfer of its common stock which is intended to assist it in complying with the Internal Revenue Code’s requirement for qualification as a real estate investment trust. The ownership limit set forth in Pan Pacific’s charter provides that, subject to specified exceptions, no person or entity may own more than 6.25% (by number or value, whichever is more restrictive) of the outstanding shares of Pan Pacific common stock. Pan Pacific’s charter also (i) prohibits any person from actually or constructively owning shares of Pan Pacific common stock that would result in Pan Pacific being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause Pan Pacific to fail to qualify as a real estate investment trust, and (ii) voids any transfer of Pan Pacific common stock that would result in shares of its common stock being owned by fewer than 100 persons. The constructive ownership rules of the Internal Revenue Code are complex, and may cause shares of Pan Pacific common stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 6.25% of the shares of Pan Pacific common stock (or the acquisition of an interest in an entity and/or certain affiliates or subsidiaries of an entity that owns, actually or constructively, Pan Pacific common stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 6.25% of Pan Pacific’s outstanding common stock and thus violate the 6.25% ownership limit, or such other limit as provided in its charter or as otherwise permitted by its board. Pan Pacific’s board may, but in no event will be required to, waive the 6.25% ownership limit with respect to a particular stockholder if it determines that such ownership will not jeopardize Pan Pacific’s status as a real estate investment trust. As a condition of such waiver, Pan Pacific’s board may require a ruling from the Internal Revenue Service or an opinion of counsel satisfactory to it and shall obtain undertakings or representations from the applicant with respect to preserving its real estate investment trust status.

Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of Pan Pacific stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to give written notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on Pan Pacific’s status as a real estate investment trust. The foregoing restrictions on transferability and ownership will not apply if Pan Pacific’s board determines, and such determination is approved by the affirmative vote of the holders of not less than two-thirds of all votes entitled to be cast on the matter, that it is no longer in Pan Pacific’s best interest to attempt to qualify, or to continue to qualify, as a real estate investment trust. Except as otherwise described above, any change in the 6.25% ownership limit would require an amendment to Pan Pacific’s charter. Amendments to Pan Pacific’s charter require the affirmative vote of a majority of all votes entitled to be cast on that matter.

Pursuant to Pan Pacific’s charter, if any purported transfer of its common stock or any other event would otherwise result in any person violating the 6.25% ownership limit or such other limit as provided in Pan Pacific’s charter or as otherwise permitted by Pan Pacific’s board, then any such transfer will be void and of no force or effect with respect to the prohibited transferee as to that number of shares in excess of the ownership limit or such other limit, and the prohibited transferee shall acquire no right or interest (or, in the case of any event other than a prohibited transfer, the person or entity holding record title to any such excess shares, referred to as a prohibited owner, shall cease to own any right or interest) in such excess shares. Any such excess shares described above will be transferred automatically, pursuant to Pan Pacific’s charter, to a trust, the beneficiary of which will be a qualified charitable organization selected by Pan Pacific. Such automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the date such violative transfer (including any violative indirect transfer). Within 20 days of receiving notice from Pan Pacific of the transfer of shares to the trust, the trustee of the trust (who shall be designated by us and be unaffiliated with us and any prohibited transferee or prohibited owner) will be required to sell such excess shares to a person or entity who could own such shares without violating the 6.25% ownership limit, or such other limit as provided in Pan Pacific’s charter or as otherwise permitted by its board of directors, and distribute to the prohibited transferee or prohibited owner an amount equal to the lesser of the price paid by the prohibited transferee or prohibited owner for such excess shares or the sales proceeds by the trust for such excess shares. In the case of any excess shares resulting from an event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the prohibited owner an amount equal to the lesser of the fair market value (as defined in Pan Pacific’s charter) of such excess shares as of the date of such event or the sales proceeds received by the trust for such excess shares. In either case, any proceeds in excess of the amount distributable to the prohibited transferee or prohibited owner, as applicable, will be distributed to the qualified charitable organization selected by Pan Pacific. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the qualified charitable organization selected by Pan Pacific, all dividends and other distributions paid by Pan Pacific with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority (at the trustee’s sole discretion) (i) to rescind as void any vote cast by a prohibited transferee or prohibited owner, as applicable, prior to Pan Pacific’s discovery that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the qualified charitable organization selected by Pan Pacific. However, if Pan Pacific has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the prohibited transferee or prohibited owner (prior to Pan Pacific’s discovery that such shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the qualified charitable organization selected by Pan Pacific. In the event that the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the 6.25% ownership limit or such other limit as provided in Pan Pacific’s charter or as otherwise permitted by Pan Pacific’s board of directors, then Pan Pacific’s charter provides that the transfer of the excess shares will be void or, in the case of a violative indirect transfer, the excess shares will be redeemable by Pan Pacific at its sole option at a price equal to the fair market value of such shares at the time of the violative indirect transfer.

In addition, shares of Pan Pacific stock held in the trust shall be deemed to have been offered for sale to it, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise, gift or transfer, the fair market value at the time of the devise, gift or transfer) and (ii) the fair market value on the date Pan Pacific, or its designee, accepts such offer. Pan Pacific shall have the right to accept such offer until the trustee has sold the shares of stock held in the trust. Upon such a sale to Pan Pacific, the interest of the qualified charitable organization selected by Pan Pacific in the shares sold will terminate and the trustee shall distribute the net proceeds of the sale to the prohibited transferee or prohibited owner.

If any purported transfer of shares of Pan Pacific common stock would cause Pan Pacific to be beneficially owned by fewer than 100 persons, such transfer will be null and void in its entirety and the intended transferee will acquire no rights to the stock.

All certificates representing shares of Pan Pacific common stock will bear a legend referring to the restrictions described above. The foregoing ownership limitations could delay, defer or prevent a transaction or a change in control of Pan Pacific that might involve a premium price for Pan Pacific common stock or otherwise be in the best interest of its stockholders.

Every owner of a specified percentage (or more) of the outstanding shares of Pan Pacific common stock must file a completed questionnaire with Pan Pacific, containing information regarding their ownership of such shares, as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage will be set between 0.5% and 5.0%, depending upon the number of record holders of Pan Pacific shares. In addition, pursuant to Pan Pacific’s charter, each stockholder shall upon demand be required to disclose to Pan Pacific in writing such information as it may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership of Pan Pacific common stock on Pan Pacific’s status as a real estate investment trust and to ensure compliance with the 6.25% ownership limit, or such other limit as provided in Pan Pacific’s charter or as otherwise permitted by its board of directors.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of the United States federal income tax considerations anticipated to be material to a holder of Pan Pacific common stock. The following discussion is based upon:

•	the Internal Revenue Code of 1986, as amended;

•	current, temporary and proposed Treasury Regulations promulgated under the Internal Revenue Code;

•	the legislative history of the Internal Revenue Code;

•	current administrative interpretations and practices of the Internal Revenue Service; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the particular taxpayers who requested and received these rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any change could apply retroactively to transactions preceding the date of the change.

This summary does not purport to deal with all aspects of federal income taxation that may affect particular holders of Pan Pacific common stock in light of their individual circumstances, nor with holders subject to special treatment under the federal income tax laws, including:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions or broker-dealers;

•	traders in securities that elect to mark to market;

•	holders owning stock as part of a “straddle,” “hedge” or “conversion transaction;”

•	holders whose functional currency is not the U.S. dollar;

•	holders subject to the alternative minimum tax;

•	“S” corporations;

•	expatriates;

•	REITs or regulated investment companies;

•	holders who acquired Pan Pacific common stock as a result of the exercise of an employee stock option or otherwise as compensation; and

•
holders of Pan Pacific common stock who are neither citizens nor residents of the United States, or that are foreign corporations, foreign partnerships or foreign estates or trusts for U.S. federal income tax purposes.

This summary assumes that each of our stockholders holds his or her shares of Pan Pacific common stock as capital assets. In addition, this summary does not consider the effect of any foreign, state, local or other tax laws that may be applicable to our stockholders. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment. The statements in this prospectus and the opinions of counsel referred to in this prospectus are not binding on the Internal Revenue Service or any court. As a result, we cannot assure you that the tax considerations or opinions contained in this discussion will not be challenged by the Internal Revenue Service or, if so challenged, will be sustained by a court.

THIS SUMMARY OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF:

•	THE ACQUISITION, OWNERSHIP AND SALE OR OTHER DISPOSITION OF OUR COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES;

•	OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST FOR FEDERAL INCOME TAX PURPOSES; AND

•	POTENTIAL CHANGES IN THE TAX LAWS.

Our Qualification As A Real Estate Investment Trust

General.    We elected to be taxed as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, commencing with our taxable year ended December 31, 1997. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a real estate investment trust under the Internal Revenue Code commencing with our taxable year ended December 31, 1997. We intend to continue to operate in this manner. However, we cannot assure you that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a real estate investment trust. See “—Failure to Qualify.”

The sections of the Internal Revenue Code and the corresponding Treasury regulations that relate to the qualification and operation of a real estate investment trust are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

Latham & Watkins has acted as our tax counsel in connection with our election to be taxed as a real estate investment trust. As a condition to closing the merger with Center Trust, Latham & Watkins is required to render an opinion that, commencing with our taxable year ended December 31, 1997, we have been organized in conformity with the requirements for qualification and taxation as a real estate investment trust under the Internal Revenue Code, and our method of operation has enabled us and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a real estate investment trust under the Internal Revenue Code. This opinion will be based on various assumptions and representations as to factual matters, including representations to be made by us in one or more factual certificates to be provided by one or more of our officers and the factual representations set forth in this prospectus. Latham & Watkins will have no obligation to update its opinion subsequent to the date it is issued. Moreover, our qualification and taxation as a real estate investment trust depends upon our ability to meet the various qualification tests imposed under the Internal Revenue Code discussed below, including through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy those requirements. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. The condition regarding the receipt of the opinion described in the preceding paragraph will not be waived by us after receipt of the necessary approval of Center Trust stockholders of the merger unless further stockholder approval is obtained after providing the appropriate disclosure.

If we qualify for taxation as a real estate investment trust, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when this income is distributed. We will be required to pay federal income tax, however, as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed “real estate investment trust taxable income,” including undistributed net capital gains.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference.

•
If we have: (a) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business; or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•
We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•
If we fail to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a real estate investment trust because certain other requirements are met, we will be required to pay a tax equal to (a) the greater of (i) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below and (ii) the amount by which 90% of our gross income exceeds the amount qualifying under the 95% gross income test described below, multiplied by (b) a fraction intended to reflect our profitability.

•
We will be required to pay a 4% excise tax to the extent that we fail to distribute during each calendar year at least the sum of (a) 85% of our real estate investment trust ordinary income for the year, (b) 95% of our real estate investment trust capital gain net income for the year, and (c) any undistributed taxable income from prior periods.

•
If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. A C corporation is generally defined as a corporation required to pay full corporate-level tax. The results described in this paragraph with respect to the recognition of gain assume that we will make or refrain from making an election under Treasury Regulations under Section 337 of the Internal Revenue Code, depending upon the time of the acquisition.

•
We will be subject to a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a “taxable REIT subsidiary” of ours to any of our tenants. See “—Ownership of Interests in Taxable REIT Subsidiaries.” Redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for Qualification as a Real Estate Investment Trust.    The Internal Revenue Code defines a real estate investment trust as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence beneficial ownership;

(3)	that would be taxable as a domestic corporation but for Sections 856 through 860 of the Internal Revenue Code;

(4)	that is not a financial institution or an insurance company within the meaning of the Internal Revenue Code;

(5)	that is beneficially owned by 100 or more persons;

(6)
not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Internal Revenue Code provides that all of conditions (1) to (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a real estate investment trust. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a “look-through” exception applies with respect to pension funds.

We believe that we have satisfied conditions (1) through (7) during the relevant time periods. In addition, our charter provides for restrictions on the ownership and transfer of our shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These ownership and transfer restrictions are described in “Description of Our Stock—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a real estate investment trust will terminate. If, however, we comply with the rules contained in the Treasury Regulations that require us to ascertain the actual ownership of our shares, and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a real estate investment trust unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of a Partnership Interest.    We own and operate one or more properties through partnerships and limited liability companies. Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership. Also, we will be deemed to be entitled to our proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in our hands for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. In addition, for these purposes, the assets and items of income of any partnership in which we own a direct or indirect interest include such partnership’s share of assets and items of income of any partnership in which it owns an interest. We have included a brief summary of the rules governing the federal income taxation of partnerships and their partners below in “—Tax Aspects of the Partnerships.” We have direct or indirect control of all of the partnerships in which we are a partner and intend to continue to operate them in a manner consistent with the requirements for qualification as a real estate investment trust. The treatment described above also applies with respect to the ownership of interests in limited liability companies that are treated as partnerships for tax purposes.

Ownership of Interests in Qualified REIT Subsidiaries.    We own and operate a number of properties through our wholly-owned subsidiaries that we believe will be treated as “qualified REIT subsidiaries” under the Internal Revenue Code. In addition, we expect Center Trust to be a qualified REIT subsidiary of ours after the merger. A corporation will qualify as a qualified REIT subsidiary if we own 100% of its outstanding stock and if we do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation for United States federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent real estate investment trust for all purposes under the Internal Revenue Code (including all real estate investment trust qualification tests). Thus, in applying the requirements described in this prospectus, the subsidiaries in which we own a 100% interest (other than any taxable REIT subsidiaries) will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not subject to federal income tax and our ownership of the stock of such a subsidiary will not violate the real estate investment trust asset tests, described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries.    A taxable REIT subsidiary is a corporation other than a real estate investment trust in which a real estate investment trust directly or indirectly holds stock and that has made a joint election with the real estate investment trust to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a real estate investment trust with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. A taxable REIT subsidiary may generally engage in any business, including the provision of customary or noncustomary services to tenants of its parent real estate investment trust, except that a taxable REIT subsidiary may not directly or indirectly operate or manage a lodging or health care facility or directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging or health care facility is operated. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt that is directly or indirectly funded by its parent real estate investment trust if certain tests regarding the taxable REIT subsidiary’s debt-to-equity ratio and interest expense are satisfied. We own all of the stock of Pan Pacific Development (Rosewood), Inc., and New NCHC, Inc., and have jointly elected with them to treat Pan Pacific Development (Rosewood), Inc. and New NCHC, Inc., as taxable REIT subsidiaries. As a result, our ownership of securities of Pacific Development (Rosewood), Inc., and New NCHC, Inc., will not be subject to the 10% asset test described below, and their operations will be subject to the provisions described below under “—Asset Tests” which are applicable to taxable REIT subsidiaries. We may acquire stock of other taxable REIT subsidiaries in the future.

Income Tests.    We must satisfy two gross income requirements annually to maintain our qualification as a real estate investment trust:

•
First, each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from (a) investments relating to real property or mortgages on real property, including “rents from real property” and, in some circumstances, interest, or (b) some types of temporary investments;

•
Second, each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from (a) the real property investments described above, or (b) dividends, interest and gain from the sale or disposition of stock or securities or (c) any combination of the foregoing.

For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “interest,” however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a real estate investment trust described above only if all of the following conditions are met:

•	The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•
We, or an actual or constructive owner of 10% or more of our stock, do not actually or constructively own 10% or more of the interests in the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such a tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are comparable to rents paid by our other tenants for comparable space;

•
Rent attributable to personal property leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•
We generally must not operate or manage our property or furnish or render services to our tenants, subject to a 1% de minimis exception, other than through an independent contractor from whom we derive no revenue. We may, however, directly perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ a “taxable REIT subsidiary” which is wholly or partially owned by us, to provide both customary and non-customary services to tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be nonqualified income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% REIT gross income test.

We generally do not intend to receive rent which fails to satisfy any of the above conditions. Notwithstanding the foregoing, we may have taken and may continue to take actions which fail to satisfy one or more of the above conditions to the extent we determine, based on the advice of our tax counsel, that those actions will not jeopardize our status as a real estate investment trust.

We believe that the aggregate amount of our nonqualifying income, from all sources, in any taxable year will not exceed the limit on nonqualifying income under the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a real estate investment trust for the year if we are entitled to relief under the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a real estate investment trust. As discussed above in “—Our Qualification as a Real Estate Investment Trust—General,” even if these relief provisions apply, and we retain our status as a real estate investment trust, a tax would be imposed with respect to our non-qualifying income. We may not always be able to maintain compliance with the gross income tests for real estate investment trust qualification despite our periodic monitoring of our income.

Prohibited Transaction Income.    Any gain that is realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Our gain would include our share of any gain realized by any of the partnerships, limited liability companies or qualified REIT subsidiaries in which we own an interest. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a real estate investment trust. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our properties for investment with a view to long-term appreciation and to engage in the business of acquiring, developing and owning our properties. We may make occasional sales of the properties as are consistent with our investment objectives. We do not intend to enter into any sales that are prohibited transactions. The Internal Revenue Service may contend, however, that one or more of these sales is subject to the 100% penalty tax.

Penalty Tax.    Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a taxable REIT subsidiary to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Internal Revenue Code. Safe harbor provisions are provided where:

•	Amounts are received by a real estate investment trust for services customarily furnished or rendered in connection with the rental of real property;

•	Amounts are excluded from the definition of impermissible tenant service income as a result of satisfying the 1% de minimis exception;

•	The taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

•
Rents paid to the real estate investment trust by tenants who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the real estate investment trust’s tenants leasing comparable space who are receiving such services from the taxable REIT subsidiary and the charge for the services is separately stated; and

•	The taxable REIT subsidiary’s gross income from the service is not less than 150% of the subsidiary’s direct cost in furnishing the service.

Asset Tests.    At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets:

•
First, at least 75% of the value of our total assets, including assets held by our qualified REIT subsidiaries and our allocable share of the assets held by the partnerships and limited liability companies in which we own an interest, must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a public debt offering with a term of at least five years, but only for the one-year period beginning on the date we receive these proceeds;

•	Second, not more than 25% of our total assets may be represented by securities, other than those securities included in the 75% asset test;

•
Third, of the investments included in the 25% asset class, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% by vote or value of any one issuer’s outstanding securities. For years prior to 2001, the 10% limit applies only with respect to voting securities of any issuer and not to the value of the securities of any issuer; and

•
Fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. The 10% value limitation and the 20% asset test are part of recently enacted legislation and are effective for taxable years ending after December 31, 2000.

We directly own 100% of the outstanding stock of Pan Pacific Development (Rosewood), Inc., and New NCHC, Inc. Pan Pacific Development (Rosewood), Inc., and New NCHC, Inc., elected, together with us, to be treated as taxable REIT subsidiaries. So long as Pan Pacific Development (Rosewood), Inc., and New NCHC, Inc., qualify as taxable REIT subsidiaries, we will not be subject to the 5% asset test, 10% voting securities limitation or 10% value limitation with respect to our ownership of securities in Pan Pacific Development (Rosewood), Inc., and New NCHC, Inc. Pan Pacific Development (Rosewood), Inc., New NCHC, Inc., or we may acquire securities in other taxable REIT subsidiaries in the future, and we have held interests in other taxable REIT subsidiaries in the past. We believe that the aggregate value of our taxable REIT subsidiaries has not and will not exceed 20% of the aggregate value of our gross assets. With respect to each issuer in which we own an interest that does not qualify as a qualified REIT subsidiary, a taxable REIT subsidiary, or a partnership or limited liability company, we believe that the value of the securities of any such issuer has not exceeded 5% of the total value of our assets. Moreover, with respect to each issuer in which we own an interest that does not qualify as a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our ownership of the securities of any such issuer has complied with the 10% voting securities limitation and 10% value limitation. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the Internal Revenue Service will not disagree with our determinations of value.

The asset tests must be satisfied not only on the date that we (directly or through our qualified REIT subsidiaries, partnerships or limited liability companies) acquire securities in the applicable issuer, but also each time we increase our ownership of securities of such issuer, including as a result of increasing our interest in a partnership or limited liability company which owns such securities. For example, our indirect ownership of securities of an issuer may increase as a result of our capital contributions to a partnership or limited liability company, or a limited partner’s transfer of interests in CT Operating Partnership, L.P. to Center Trust in exchange for our stock or cash. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interests in a partnership or limited liability company), we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. Although we expect to satisfy the asset tests and plans to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in our overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

Annual Distribution Requirements.    To maintain our qualification as a real estate investment trust, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% (95% for taxable years beginning before January 1, 2001) of our “REIT taxable income”; and

•	90% (95% for taxable years beginning before January 1, 2001) of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of specified items of our noncash income items over 5% of “REIT taxable income” as described below.

Our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% (95% for taxable years beginning before January 1, 2001) of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset on the date we acquired the asset over (b) our adjusted basis in the asset on the date we acquired the asset.

We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for that year and paid on or before the first regular dividend payment following their declarations. Except as provided below, these distributions are taxable to our stockholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. The amount distributed must not be preferential. To avoid being preferential, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90% (95% for taxable years beginning before January 1, 2001), but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular ordinary and capital gain corporate tax rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements.

We expect that our “REIT taxable income” will be less than our cash flow because of depreciation and other non-cash charges included in computing “REIT taxable income.” Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements. However, we may not have sufficient cash or other liquid assets to meet these distribution requirements because of timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. If these timing differences occur, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

We may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which we may include in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

In addition, we will be required to pay a 4% excise tax on the excess of the required distribution for the calendar year over the amounts we actually distributes for such year. For this purpose, the amount of our required distribution during each calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) equals the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year, and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year will be treated as an amount distributed during that year for purposes of calculating such tax.

Distributions with declaration and record dates falling in the last three months of the calendar year, which are paid to our stockholders by the end of January immediately following that year, will be treated for federal income tax purposes as having been paid on December 31 of the prior year.

Earnings and Profits Distribution Requirement.    A real estate investment trust is not permitted to have accumulated earnings and profits attributable to non-real estate investment trust years. A real estate investment trust has until the close of its first taxable year in which it has non-real estate investment trust earnings and profits to distribute all such earnings and profits. Our failure to comply with this rule would require that we pay a “deficiency dividend” to our stockholders, and interest to the Internal Revenue Service, to distribute any remaining earnings and profits. A failure to make this deficiency dividend distribution would result in the loss of our real estate investment trust status. See “—Failure to Qualify.”

Failure to Qualify

If we fail to qualify for taxation as a real estate investment trust in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, we will be required to pay tax, including any alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a real estate investment trust will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a real estate investment trust would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a real estate investment trust, all distributions to stockholders will be taxable at ordinary income rates to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a real estate investment trust for the four taxable years following the year in which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of the Partnerships

General.    We currently own interests in various partnerships and limited liability companies and may own interests in additional partnerships and limited liability companies in the future. Our ownership of an interest in such partnerships and limited liability companies involves special tax considerations. These special tax considerations include, for example, the possibility that the Internal Revenue Service might challenge the status of one or more of the partnerships or limited liability companies in which we own an interest as partnerships, as opposed to associations taxable as corporations, for federal income tax purposes. If a partnership or limited liability company in which we own an interest, or one or more of its subsidiary partnerships or limited liability companies, were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change, and could prevent us from satisfying the real estate investment trust asset tests and/or the real estate investment trust income tests. This, in turn, would prevent us from qualifying as a real estate investment trust. In addition, a change in the tax status of one or more of the partnerships or limited liability companies in which we own an interest might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

Treasury Regulations that apply for tax periods beginning on or after January 1, 1997, provide that a domestic business entity not otherwise organized as a corporation and which has at least two members may elect to be treated as a partnership for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist or did not claim a classification prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. All of the partnerships in which we own an interest intend to claim classification as partnerships under these Treasury Regulations. As a result, we believe that these partnerships will be classified as partnerships for federal income tax purposes. The treatment described above also applies with respect to our ownership of interests in limited liability companies that are treated as partnerships for tax purposes.

Allocations of Income, Gain, Loss and Deduction.    A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations. Generally, Section 704(b) of the Internal Revenue Code and the related Treasury Regulations require that partnership and limited liability company allocations respect the economic arrangement of the partners and members. If an allocation is not recognized for federal income tax purposes, the relevant item will be reallocated according to the partners’ or members’ interests in the partnership or limited liability company. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The allocations of taxable income and loss in each of the partnerships and limited liability companies in which we own an interest are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations thereunder.

Tax Allocations with Respect to the Properties.    Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the property at the time of contribution. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Appreciated property has been contributed to some of our partnerships and/or limited liability companies in exchange for interests in those partnerships and/or limited liability companies in connection with transactions in which those partnerships and/or limited liability companies were formed. The relevant partnership and/or limited liability company agreements require that these allocations be made in a manner consistent with Section 704(c) of the Code. Treasury regulations issued under Section 704(c) of the Code provide partnerships and limited liability companies with a choice of several methods of accounting for book-tax differences. Pan Pacific and its partnerships and/or limited liability companies have agreed to use the “traditional method” for accounting for book-tax differences for the properties initially contributed to Pan Pacific’s partnerships and/or limited liability companies. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of contributed interests in the properties in the hands of our partnerships and/or limited liability companies (i) will cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our partnerships and/or limited liability companies. An allocation described in (ii) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Our Qualification as a Real Estate Investment Trust” and “—Annual Distribution Requirements.”

Our partnerships and/or limited liability companies and we have not yet decided what method will be used to account for book-tax differences for other properties acquired by our partnerships and/or limited liability companies in the future.

Any property acquired by our partnerships and/or limited liability companies in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

Tax Liabilities and Attributes Inherited From Acquisitions

Tax Liabilities and Attributes Inherited from Center Trust.    On November 5, 2002, we entered into an agreement to acquire in a merger certain assets and subsidiaries of Center Trust, a Maryland real estate investment trust, and the tax consequences discussed in this paragraph assume that this merger will be completed. If, prior to the completion of the merger, Center Trust failed to qualify as a real estate investment trust in any taxable year, it would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under specific statutory provisions, Center Trust would also be disqualified from taxation as a real estate investment trust for the four taxable years following the year in which Center Trust lost qualification. We, as successor in interest to Center Trust, would be required to pay this tax. The built-in gain rules described under “Our Qualification as a Real Estate Investment Trust – General” above generally would apply with respect to any assets acquired by us from Center Trust in connection with the merger if the merger qualifies as a tax-free reorganization under the Internal Revenue Code and if Center Trust failed to qualify as a real estate investment trust at any time during the ten-year period prior to the merger. As a result, if during the ten year period following the end of the last year in which Center Trust failed to qualify as a REIT, we dispose of any of the assets acquired from Center Trust, any resulting gain, to the extent of the built-in gain at the end of such year, generally would be subject to tax at the highest corporate tax rate under the built-in gain rules. The results described in the preceding sentence assume that, on the tax return for the applicable year, Center Trust or we have made or will make or refrain from making elections, as necessary under the applicable temporary Treasury Regulations to be treated in this manner. In addition, if Center Trust failed to qualify as a real estate investment trust for any year, then it is possible that we would have acquired undistributed C corporation earnings and profits from Center Trust. If we fail to distribute these C corporation earnings and profits, if any, prior to the end of the taxable year in which the merger occurs, we would be required to distribute them through a deficiency dividend or fail to qualify as a real estate investment trust.

Tax Liabilities and Attributes Inherited from Western Properties.    Recently, we acquired in a merger certain assets and subsidiaries of Western Properties Trust, a California real estate investment trust. If, prior to this transaction, Western Properties Trust failed to qualify as a real estate investment trust in any taxable year, it would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless statutory relief provisions apply, Western Properties Trust would be disqualified from treatment as a real estate investment trust for the four taxable years following the year during which it lost qualification. As successor-in-interest to Western Properties Trust, we would be required to pay this tax. In addition, the built-in gain rules described above would apply with respect to any assets we acquired from Western Properties Trust. If we disposed of any of the assets acquired from Western Properties Trust during the ten-year period following the end of the last year in which Western Properties Trust failed to qualify as a REIT, any resulting gain, to the extent of the built-in gain at the end of such year, generally would be subject to tax at the highest corporate tax rate under the built-in gain rules. In addition, if Western Properties Trust failed to qualify as a real estate investment trust for any year, then it is possible that we would have acquired undistributed C corporation earnings and profits from Western Properties Trust. If we failed to distribute these C corporation earnings and profits prior to the end of the taxable year in which the merger occurred, we would be required to distribute them through a deficiency dividend or fail to qualify as a real estate investment trust.

Taxation Of Taxable U.S. Stockholders

As used in this summary, the term “U.S. stockholder” means a holder of shares of Pan Pacific common stock who is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•
a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

•	an estate which is required to pay United States federal income tax regardless of the source of its income; or

•
a trust whose administration is under the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, some trusts in existence on August 20, 1996, and treated as U.S. persons prior to this date that elect to continue to be treated as U.S. persons, are also considered U.S. stockholders.

Distributions Generally.    Distributions out of our current or accumulated earnings and profits not designated as capital gains dividends will constitute dividends taxable to our taxable U.S. stockholders as ordinary income. As long as we qualify as a real estate investment trust, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, earnings and profits will be allocated first to outstanding preferred stock, if any, and then to common stock.

To the extent that we make distributions, other than capital gain dividends discussed below, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted tax basis each U.S. stockholder has in his shares of stock by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets. This gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions.    Distributions that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as gain, to the extent this gain does not exceed our actual net capital gain for the taxable year, from the sale or disposition of a capital asset. Depending on the characteristics of the assets which produced these gains, and on designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a maximum 20% or 25% rate. U.S. stockholders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

Passive Activity Losses and Investment Interest Limitations.    Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares, will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, may not be treated as investment income depending upon a stockholder’s particular situation.

Retention of Net Long-Term Capital Gains.    We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would:

•
include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•
in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains as required by Treasury Regulations to be prescribed by the Internal Revenue Service.

Dispositions of Common Stock.    If you are a U.S. stockholder and you sell or dispose of your shares of common stock in a taxable transaction, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the common stock as a capital asset. This gain or loss, except as provided below, will be long-term capital gain or loss if you have held the common stock for more than one year. Long-term capital gains of a non-corporate

U.S. stockholder will generally be subject to a maximum tax rate of 20%. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of common stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding

We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at a maximum rate of 31% with respect to dividends paid unless the holder is a corporation or is otherwise exempt and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

The Internal Revenue Service has ruled that amounts distributed as dividends by a qualified real estate investment trust do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, except as described below, dividend income from us and gain arising upon a sale of our shares generally will not be unrelated business taxable income to a tax-exempt stockholder. This income or gain will be unrelated business taxable income, however, if the tax-exempt stockholder holds its shares as “debt financed property” within the meaning of the Internal Revenue Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, “debt financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. Prospective investors that are exempt from taxation under these provisions of the Internal Revenue Code should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held real estate investment trust” will be treated as unrelated business taxable income as to specified tax exempt trusts which hold more than 10%, by value, of the interests in the real estate investment trust. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying upon the “look-through” exception with respect to certain trusts. As a result of the limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a “pension-held real estate investment trust.”

Taxation of Non-U.S. Stockholders

The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of common stock or preferred stock by persons that are non-U.S. stockholders. As used in this summary, the term “non-U.S. stockholder” means our stockholders who are not U.S. stockholders. In general, non-U.S. stockholders may be subject to special tax withholding requirements on distributions from us and with respect to their sale or other disposition of Pan Pacific common stock, except to the extent reduced or eliminated by an income tax treaty between the United States and the non-U.S. stockholder’s country. A non-U.S. stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim this treatment. Non-U.S. stockholders should consult their tax advisors concerning the federal income tax consequences to them of an acquisition of shares of Pan Pacific common stock, including the federal income tax treatment of dispositions of interests in and the receipt of distributions from us.

Other Tax Consequences

State, local and foreign income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. We may be required to pay state or local taxes in state or local jurisdictions, including those in which we transact business, and our stockholders may be required to pay state or local taxes in state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences summarized above. In addition, the state and local tax treatment of holders of Pan Pacific common stock may not conform to the federal income tax consequences summarized above. Consequently, holders of Pan Pacific common stock should consult their tax advisors regarding the effect of state, local and foreign tax laws on the acquisition, ownership, and disposition of Pan Pacific common stock.

SELLING STOCKHOLDERS

Shares of Pan Pacific common stock to be issued in the merger to Prometheus Western Retail, LLC, an “affiliate” of Center Trust, as that term is defined in Rule 145 under the Securities Act, are being registered for resale by way of the registration statement of which this prospectus forms a part. We refer to Prometheus Western Retail, LLC and the other parties described in note 1 to the table below as the “selling stockholders.” Without this registration statement, these shares could only be resold by the selling stockholders subject to the restrictions on resale in Rule 145.

Each share of Center Trust common stock was converted at the effective time of the merger into the right to receive 0.218 of a share of Pan Pacific common stock. Accordingly, the selling stockholders received an aggregate of approximately 3,415,333 shares of Pan Pacific common stock.

The following table and the accompanying note 1 sets forth the name and address of the selling stockholders who are known to us, the number of shares and percentage of shares of Pan Pacific common stock that those selling stockholders would receive in the merger, the maximum number of shares of Pan Pacific common stock that may be offered for resale for the account of the selling stockholders pursuant to this prospectus and the number of shares of Pan Pacific common stock to be held by the selling stockholders after the offering of the shares available for resale (assuming all of the shares offered for resale are sold by the selling stockholders). Prior to the closing of the merger, the selling stockholders did not own any shares of Pan Pacific common stock.

Name	Shares of Common Stock Beneficially Owned	Common Stock Offered	Percentage of Pan Pacific Common Stock Outstanding(2)	Common Stock Owned After Completion of Offering
Prometheus Western Retail, LLC and certain transferees(1)	3,415,333	3,415,333	8.4%	0

(1)
Prometheus Western Retail, LLC is a wholly-owned subsidiary of Prometheus Western Retail Trust. LF Strategic Realty Investors L.P. is the sole common stockholder of Prometheus Western Retail Trust. Lazard Frères Real Estate Investors L.L.C. is the general partner of LF Strategic Realty Investors L.P. The address of each of these entities is 30 Rockefeller Plaza, 50th Floor, New York, New York, 10020. The stockholders’ rights agreement described in this prospectus provides that we will register for resale any shares of Pan Pacific common stock acquired by Prometheus Western Retail, LLC in the merger that are held by Prometheus Western Retail, LLC or that are transferred to any of these entities, to any subsidiaries of these entities or to the holders of any equity interests in these entities that agree to be bound by the stockholders’ rights agreement described in this prospectus. We intend all these parties to constitute selling stockholders for purposes of this prospectus.

(2)
Based on the number of shares of Pan Pacific common stock outstanding on September 30, 2002, adjusted to give effect to the issuance of shares of Pan Pacific common stock to Center Trust stockholders in the merger.

RELATIONSHIP WITH SELLING STOCKHOLDERS

Background

The stockholders’ rights agreement by and among Lazard Frères Real Estate Investors L.L.C., LF Strategic Realty Investors L.P., Prometheus Western Retail Trust, Prometheus Western Retail, LLC and Pan Pacific is summarized below. This summary is not complete and is qualified in its entirety by reference to the agreement itself, which is filed as an exhibit to various reports, proxy statements or other information that we have filed with the SEC. This summary may not contain all of the information about this agreement that is important to you. We encourage you to read this agreement carefully in its entirety.

Stockholders’ Rights Agreement

In connection with the execution and delivery of the merger agreement with Center Trust, we entered into a stockholders’ rights agreement, dated November 5, 2002, with Lazard Frères Real Estate Investors L.L.C., LF Strategic Realty Investors L.P., Prometheus Western Retail Trust and Prometheus Western Retail, LLC. These four parties are collectively referred to as the “Prometheus stockholders” in this prospectus.

Information Rights

Until the Prometheus stockholders or their subsidiaries own less than 25% of the Pan Pacific common stock issued to the Prometheus stockholders in the merger, Pan Pacific upon request shall:

•
provide Prometheus Western Retail, LLC or certain affiliated transferees (i) the right to inspect our books and records (ii) a copy of our audited financial statements and (iii) a copy of all operating plans, budgets and unaudited financial statements provided to our board;

•	make appropriate Pan Pacific officers available for consultation;

•	inform the Prometheus stockholders in advance of any significant corporate actions;

•
provide Prometheus Western Retail, LLC or its representative with other consultation rights as are necessary to qualify its ownership of Pan Pacific common stock as a “venture capital investment” as determined by U.S. Labor Department regulations, and

•	consider in good faith the recommendations of the Prometheus Western Retail, LLC or its designated representatives on matters for which we have consulted the Prometheus stockholders.

Registration Rights

Shelf Registration.    We are contractually obligated to prepare and file with the SEC a shelf registration statement pursuant to Rule 415 of the Securities Act registering the resale by the Prometheus stockholders, their subsidiaries or any holders of any equity interests in these entities that agree to be bound by the stockholders’ rights agreement, of the Pan Pacific common stock received by Prometheus Western Retail, LLC in the merger. This prospectus is part of a shelf registration statement that we filed in order to satisfy this obligation. We have agreed to use our commercially reasonable efforts to keep the shelf registration statement continuously effective until the earlier of:

•
the first day after the first anniversary of the closing date of the merger on which the Prometheus stockholders and their subsidiaries collectively own less than 1,000,000 shares of Pan Pacific common stock issued in the merger;

•	the third anniversary of the closing of the merger; and

•
the sale of all of the securities included in the shelf registration to persons other than subsidiaries of the Prometheus stockholders or certain other holders of equity interests in the Prometheus stockholders that agree to be bound by the stockholders’ rights agreement.

Subsequent Shelf Registration Statement.    If the shelf registration ceases to be effective, we will (i) use commercially reasonable efforts to obtain withdrawal of the order suspending effectiveness and will within 10 days amend the shelf registration statement in order to obtain withdrawal of the order suspending effectiveness, or (ii) file an additional shelf registration statement to permit registration of the registrable securities.

Amendments to Shelf Registration Statement.    We will supplement and amend the shelf registration statement if required by the Securities Act or as reasonably requested by Lazard Frères Real Estate Investors L.L.C.

Underwritten Offerings.    The Prometheus stockholders, their subsidiaries or certain other holders of equity interests in the Prometheus stockholders that agree to be bound by the stockholders’ rights agreement, may request us to effect an underwritten offering by supplement or amendment to the shelf registration statement of which this prospectus is a part. In this case, we will together with the requesting party or parties enter into an underwriting agreement in customary form with the underwriters for the offering which will be underwritten by two co-managing underwriters with the requesting party or parties selecting one co-managing underwriter and Pan Pacific selecting the second co-managing underwriter. In some circumstances, we may delay an offering for a limited period of time.

We may delay a requested underwritten offering (no more than twice in any given year) if:

•	prior to the receipt of such request, we have commenced preparations for the filing of a registration statement pertaining to a public offering of Pan Pacific securities; and

•
we have determined in good faith that an underwritten public offering would materially interfere with a potential contemplated material financing, acquisition, disposition or other similar transaction.

Each of these delays may not exceed 45 consecutive days in the first year following the closing of the merger or up to 90 consecutive days in any 12-month period thereafter (and when combined with suspensions described under “Suspension of Shelf Registration Statement” below, the aggregate delays may not exceed 60 days prior to the first anniversary of the closing and 120 days in any 12-month period thereafter).

We are not required to accommodate more than two underwritten offerings or any offering involving less than 1 million registrable securities.

Suspension of Shelf Registration Statement.    Upon issuance of a stop order by the SEC, or the occurrence of a material event, we may suspend the effectiveness of the registration statement for a period of up to 45 consecutive days in the first year after the closing date, or up to 90 consecutive days in any 12 month period thereafter. The aggregate suspension periods, when combined with delays set forth under “Underwritten Offerings” above, may not exceed 60 days in the first year or 120 days during any subsequent 12 month period.

Holders Incidental Registration.    If we file a registration statement registering an underwritten offering of Pan Pacific common stock on our behalf or on behalf of other holders of Pan Pacific common stock, the Prometheus stockholders and their subsidiaries, have the right to request that we include their Pan Pacific common stock in the registration statement (a “piggy-back” right). This right to include Pan Pacific common stock is subject to customary cutbacks if the managing underwriter advises us that the number of securities requested to be included in the offering exceeds the number that can be sold in the offering at a price reasonably related to the then current market value of Pan Pacific common stock. Furthermore, we may decide for any reason not to proceed with the proposed registration and may, at our election, give written notice of the determination to the parties requesting inclusion in the registration, and, thereupon, we will be relieved of our obligation to register any shares of Pan Pacific common stock in connection with that registration statement.

Expenses of Registration; Indemnification

We will pay all fees relating to the shelf and piggy-back registration, except that the stockholders seeking registration of their securities will pay underwriting discounts relating to such securities. We and the Prometheus stockholders have agreed to indemnify each other for third party claims arising out of securities law violations under customary circumstances.

Lock-Up

The Prometheus stockholders have agreed not to sell any shares of Pan Pacific common stock for up to 90 days following an underwritten offering in which such stockholder sells shares pursuant to the piggy-back right, if so requested by the underwriters for such offering.

Termination

This stockholders’ rights agreement will immediately terminate if the merger agreement terminates prior to the effective time of the merger.

PLAN OF DISTRIBUTION

Sales by the Selling Stockholders

We are registering the shares on behalf of the selling stockholders. The selling stockholders may offer the shares from time to time, either in increments or in a single transaction. The selling stockholders may also decide not to sell any or all of the shares allowed to be sold under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

Donees and Pledgees

The term “selling stockholders” includes donees, persons who receive shares from any selling stockholder after the date of this prospectus by gift. The term also includes pledgees, persons who, upon contractual default by any selling stockholder, may seize shares that any selling stockholder pledged to such persons.

Cost and Commissions

We will pay all costs, expenses and fees in connection with the registration of the shares being offered by this prospectus. The selling stockholders will pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares.

Types of Sale Transactions

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell their shares in one or more types of transactions (which may include block transactions):

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

•	in negotiated transactions, including underwritten offerings;

•	in the over-the-counter market;

•	through the writing of options on shares;

•	by pledge to secure debts and other obligations;

•	in hedge transactions and in settlement of other transactions;

•	in short sales; or

•	through any combination of the above methods of sale.

The shares may be sold at a fixed offering price, which may be changed, or at market prices prevailing at the time of sale, or at negotiated prices.

Sales to or Through Broker-Dealers

The selling stockholders may either sell shares directly to purchasers, or sell shares to, or through, broker-dealers. These broker-dealers may act either as an agent of the selling stockholders, or as a principal for the broker-dealer’s own account. These transactions may include transactions in which the same broker acts as an agent on both sides of the trade. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares.

This compensation may be received both if the broker-dealer acts as an agent or as a principal. This compensation might also exceed customary commissions.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and re-deliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

Certain Distribution Arrangements with Underwriters or Broker-Dealers

Subject to the terms and conditions of the stockholders’ rights agreement, if a selling stockholder notifies us that any material arrangement has been entered for the sale of shares through:

•	an underwritten offering,

•	a block trade,

•	a special offering,

•	an exchange distribution or secondary distribution, or

•	a purchase by a broker or dealer,

then we will file, if required, a supplement to this prospectus under Rule 424(b) of the Securities Act.

The supplement will disclose, to the extent required:

•	the name of the selling stockholders and of the participating underwriters and/or broker-dealer(s),

•	the number of shares involved,

•	the price at which such shares were sold,

•	the commissions paid or discounts or concessions allowed to such underwriters and/or broker-dealer(s), where applicable,

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	any other facts material to the transaction.

Deemed Underwriting Compensation

The selling stockholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

Indemnification

The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of its shares against certain liabilities, including liabilities arising under the Securities Act.

Prospectus Delivery Requirements

Because the selling stockholders may be deemed an underwriter, the selling stockholders must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act.

Sales Under Rule 144 or 145

The selling stockholders may also resell all or a portion of the shares offered by this prospectus in open market transactions in reliance upon Rule 144 or 145 under the Securities Act. To do so, the selling stockholders must meet the criteria and comply with the requirements of Rule 144 or 145.

Regulation M

The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such persons. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares offered by this prospectus.

Compliance with State Law

In jurisdictions where the state securities laws require it, the selling stockholders’ shares offered by this prospectus may be sold only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and has been complied with.

EXPERTS

The consolidated financial statements and the related schedule of Pan Pacific Retail Properties, Inc. as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Pan Pacific common stock offered hereby will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. In addition, the description of federal income tax consequences contained in this prospectus under the heading “Material Federal Income Tax Consequences” is based upon the opinion of Latham & Watkins. Latham & Watkins will rely upon the opinion of Ballard Spahr Andrews & Ingersoll, LLP, as to certain matters of Maryland law.